June 2, 2020

Securities and Exchange Commission

100 F Street, N.E.

Form RW filled May 29, 2020 (the “RW”) with respect to Amendment Number 1 to Registration Statement on Form S-1 filed January 8, 2019 Registration No. 333- 229146 and ordered Effective February 11, 2019.

Ladies and Gentlemen:

The undersigned issuer hereby requests that the above captioned RW be withdrawn. The issuer is filing a Post-Effective Amendment in its stead.

Very truly yours,

Endonovo Therapeutics, Inc.

By:	/s/ Alan Collier, CEO
Alan Collier, CEO